FORM 4	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB APPROVAL
Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940

OMB Number: 3235-0287 Expires: January 31, 2005 Estimated average burden hours per response. . .0.5 Filed By Romeo & Dye's Instant Form 4 Filer www.section16.net

1. Name and Address of Reporting Person* Wilder C. John	2. Issuer Name and Ticker or Trading Symbol Entergy Corporation (ETR)		6. Relationship of Reporting Person(s) to Issuer (Check all applicable) Director 10% Owner X Officer (give title below) Other (specify below) Executive Vice President
(Last) (First) (Middle) Entergy Corporation 639 Loyola Avenue	3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	4. Statement for Month/Day/Year 11/18-19/02
(Street) New Orleans, LA 70113		5. If Amendment, Date of Original (Month/Day/Year)	7. Individual or Joint/Group Filing (Check Applicable Line) X Form filed by One Reporting Person Form filed by More than One Reporting Person
(City) (State) (Zip)	Table I — Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2. Trans- action Date (Month/ Day/ Year)	2A. Deemed Execution Date, if any (Month/Day/ Year)	3. Trans- action Code (Instr. 8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 & 5)			5. Amount of Securities Beneficially Owned Follow- ing Reported Transactions(s) (Instr. 3 & 4)	6. Owner- ship Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
			Code	V	Amount	(A) or (D)	Price
Entergy Corporation Common Stock	11/18/02		P		1,109 (1)	A	43.85		D
Entergy Corporation Common Stock	11/18/02		F(1)		1,109	D	43.85		D
Entergy Corporation Common Stock	11/18/02		M		1,109 (1)	A	23.00		D
Entergy Corporation Common Stock	11/18/02		S		1,109 (1)	D	43.80	0	D
Entergy Corporation Common Stock								786	I	Savings Plan Balance 09/30/02
Entergy Corporation Common Stock	11/18/02		P		3,891 (2)	A	43.85		D
Entergy Corporation Common Stock	11/18/02		F(2)		3,891	D	43.85		D
Entergy Corporation Common Stock	11/18/02		M		3,891 (2)	A	29.94		D
Entergy Corporation Common Stock	11/18/02		S		3,891 (2)	D	43.80(3)		D
Entergy Corporation Common Stock	11/18/02		P		5,000 (4)	A	43.90		D
Entergy Corporation Common Stock	11/18/02		F(4)		5,000	D	43.90		D
Entergy Corporation Common Stock	11/18/02		M		5,000 (4)	A	29.94		D
Entergy Corporation Common Stock	11/19/02		S		5,000 (4)	D	43.82		D
Entergy Corporation Common Stock	11/19/02		P		5,000 (5)	A	44.00		D
Entergy Corporation Common Stock	11/19/02		F(5)		5,000	D	44.00		D
Entergy Corporation Common Stock	11/19/02		M		5,000 (5)	A	29.94		D
Entergy Corporation Common Stock	11/19/02		S		5,000 (5)	D	43.84		D
Entergy Corporation Common Stock	11/19/02		P		5,000 (6)	A	43.90		D
Entergy Corporation Common Stock	11/19/02		F(6)		5,000	D	43.90		D
Entergy Corporation Common Stock	11/19/02		M		5,000 (6)	A	29.94		D
Entergy Corporation Common Stock	11/19/02		S		5,000 (6)	D	43.81	0	D
Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
* If the form is filed by more than one reporting person, see Instruction 4(b)(v).

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FORM 4 (continued)	Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 3)	2. Conver- sion or Exercise Price of Derivative Security	3. Trans- action Date (Month/ Day/ Year)	3A. Deemed Execution Date, if any (Month/ Day/ Year)	4. Trans- action Code (Instr. 8)		5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 & 5)		6. Date Exercisable and Expiration Date (Month/Day/ Year)		7. Title and Amount of Underlying Securities (Instr. 3 & 4)		8. Price of Derivative Security (Instr. 5)	9. Number of Derivative Securities Beneficially Owned Following Reported Transaction(s) (Instr. 4)	10. Owner- ship Form of Deriv- ative Security: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 4)
				Code	V	(A)	(D)	Date Exer-cisable	Expira- tion Date	Title	Amount or Number of Shares
Employee Stock Option (right to buy)	23.00	11/18/02		M			2,097 (1)	7/27/00	01/27/10	ETR Common	2,097		0	D
Phantom Units	1-for-1	11/18/02		M		988 (1)		Note 1	Note 1	ETR Common	988		988	D
Employee Stock Option (right to buy)	43.85	11/18/02		A		1,109 (1)		11/18/02	01/27/10	ETR Common	1,109		1,109	D
Employee Stock Option (right to buy)	29.94	11/18/02		M			5,684 (2)	07/28/99	01/28/09	ETR Common	5,684		2,361	D
Phantom Units	1-for-1	11/18/02		M		1,793 (2)		Note 2	Note 2	ETR Common	1,793		1,793	D
Employee Stock Option (right to buy)	43.85	11/18/02		A		3,891 (2)		11/18/02	01/28/09	ETR Common	3,891		3,891	D
Employee Stock Option (right to buy)	29.94	11/18/02		M			7,313 (4)	07/28/99	01/28/09	ETR Common	7,313		2,361	D
Phantom Units	1-for-1	11/18/02		M		2,313 (4)		Note 4	Note 4	ETR Common	2,313		2,313	D
Employee Stock Option (right to buy)	43.90	11/18/02		A		5,000 (4)		11/18/02	01/28/09	ETR Common	5,000		5,000	D
Employee Stock Option (right to buy)	29.94	11/19/02		M			7,329 (5)	07/28/99	01/28/09	ETR Common	7,329		2,361	D
Employee Stock Option (right to buy)	1-for-1	11/19/02		M		2,329 (5)		Note 5	Note 5	ETR Common	2,329		2,329	D
Employee Stock Option (right to buy)	44.00	11/19/02		A		5,000 (5)		11/19/02	01/28/09	ETR Common	5,000		5,000	D
Employee Stock Option (right to buy)	29.94	11/19/02		M			7,313 (6)	07/28/99	01/28/09	ETR Common	7,313		2,361	D
Phantom Units	1-for-1	11/19/02		M		2,313 (6)		Note 6	Note 6	ETR Common	2,313		2,313	D
Employee Stock Option (right to buy)	43.90	11/19/02		A		5,000 (6)		11/19/02	01/28/09	ETR Common	5,000		5,000	D

Explanation of Responses:

(1) The filing individual engaged in a "Stock for Stock" exercise of 2,097 options. The exercise price, tax withholding and commission price were paid by surrendering 1,109 shares to the Company, which the filing individual purchased on the open market on November 18, 2002. Following the exercise, the filing individual received 1,109 shares plus his gain (988 shares), the value of which 988 shares was deferred into phantom Entergy units held in a brokerage account. The deferral is until the earlier of January 3, 2005 or retirement from the Company. The reporting person did not realize profit in connection with purchases and sales as reported in this Form 4 and in the previous Form 4's filed during the past six months. Additional information concerning "Stock-for-Stock" exercises can be found in a Form 8-K filed by the Company on May 1, 2002.
(2) The filing individual engaged in a "Stock for Stock" exercise of 5,684 options. The exercise price, tax withholding and commission price were paid by surrendering 3,891 shares to the Company, which the filing individual purchased on the open market on November 18, 2002. Following the exercise, the filing individual received 3,891 shares plus his gain (1,793 shares), the value of which 1,793 shares was deferred into phantom Entergy units held in a brokerage account. The deferral is until the earlier of January 3, 2005 or retirement from the Company.
(3) 3,691 shares were sold at 43.80 and 200 shares were sold at 43.84.
(4) The filing individual engaged in a "Stock for Stock" exercise of 7,313 options. The exercise price, tax withholding and commission price were paid by surrendering 5,000 shares to the Company, which the filing individual purchased on the open market on November 18, 2002. Following the exercise, the filing individual received 5,000 shares plus his gain (2,313), the value of which 2,313 shares was deferred into phantom Entergy units held in a brokerage account. The deferral is until the earlier of January 3, 2005 or retirement from the Company.
(5) The filing individual engaged in a "Stock for Stock" exercise of 7,329 options. The exercise price, tax withholding and commission price were paid by surrendering 5,000 shares to the Company, which the filing individual purchased on the open market on November 19, 2002. Following the exercise, the filing individual received 5,000 shares plus his gain (2,329 shares), the value of which 2,329 shares was deferred into phantom Entergy units held in a brokerage account. The deferral is until the earlier of January 3, 2005 or retirement from the Company.
(6) The filing individual engaged in a "Stock for Stock" exercise of 7,313 options. The exercise price, tax withholding and commission price were paid by surrendering 5,000 shares to the Company, which the filing individual purchased on the open market on November 19, 2002. Following the exercise, the filing individual received 5,000 shares plus his gain (2,313 shares), the value of which 2,313 shares was deferred into phantom Entergy units held in a brokerage account. The deferral is until the earlier of January 3, 2005 or retirement from the Company.

By: /s/ Christopher T. Screen C. John Wilder **Signature of Reporting Person	11/20/02 Date

**Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

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